Filed Pursuant to Rule 433
Registration No. 333-135464
The issuer has filed a Market-Making Prospectus with the U.S. Securities and Exchange Commission (SEC) for the public offering of the issuer’s 7.50% senior notes due 2016, which closed on July 26, 2006. Goldman, Sachs & Co. is continuing to make a market in the senior notes pursuant to the Market-Making Prospectus. Before you invest in the issuer’s senior notes, you should read the Market-Making Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and an investment in its senior notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the Market-Making Prospectus if you so request by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
Current Report
Pursuant to Section 13 or 15 (d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 21, 2007

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(Exact Name of Registrant as Specified in Charter)

Bermuda	001-32938	98-0481737
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
27 Richmond Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices and Zip Code)
Registrant’s telephone number, including area code: (441) 278-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure
Item 9.01. Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX

Item 7.01. Regulation FD Disclosure
     Beginning on November 26, 2007, the Chief Executive Officer and the Chief Financial Officer of Allied World Assurance Company Holdings, Ltd (the ''Company’’) will present to various investors and/or potential investors the information about the Company described in the slides attached to this report as Exhibit 99.1. The slides set forth in Exhibit 99.1 are incorporated by reference herein. The information in Item 7.01 of this report is being furnished, not filed, pursuant to Regulation FD. Accordingly, the information in Item 7.01 of this report will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company.
Cautionary Statement Regarding Forward-Looking Statements
     Any forward-looking statements made in the presentation in Exhibit 99.1 reflect our current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, our forward-looking statements could be affected by pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; investigations of market practices and related settlement terms; negative rating agency actions; the adequacy of our loss reserves; the Company or its subsidiaries becoming subject to significant income taxes in the United States or elsewhere; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors, and other factors identified in our filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit
Number	Description

99.1	Slides from presentation by management.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
Dated: November 21, 2007	By:	/s/ Wesley D. Dupont
	Name:	Wesley D. Dupont
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Slides from presentation by management.

Exhibit 99.1

INVESTOR PRESENTATION 3rd Quarter, 2007

Forward Looking Statements & Safe Harbor This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward- looking terminology such as "may," "might," "will," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential", "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward- looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements that may be made from time to time. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Agenda Executive Summary Financial Review Appendix

Allied World's Franchise Six year old franchise with strong results since inception Diversified mix of business with operating platforms in Bermuda, Europe and the United States Strong risk management culture Excellent capitalization and financial flexibility Experienced executive management team Low cost operating structure Strong financial strength and debt ratings Allied World is a well-diversified property and casualty insurer and reinsurer

Key Business Strategies Leverage Diversified Underwriting Operations Pursue Profitable Business Opportunities Capitalize on ability to offer multiple products across global operating platform Focus marketing and distribution efforts on brand awareness and dedication to customer service Maintain lead positions in Bermuda excess casualty and direct property business U.S. - expand E&S business, utilize admitted capabilities and continue program initiative Reinsurance - build U.S. platform to service existing clients and expand casualty reinsurance book Europe - emphasis on U.K. and western Europe and use of Lloyd's Box Expand presence in Europe and Asia Maintain Strong Risk Management Target risks in markets and layers that potentially generate attractive returns Continue to expand multi-dimensional ERM capabilities Manage property catastrophe exposure to a conservative level relative to total capital Maintain conservative investment strategy and prudent reserving practices

Diversified book of business by product lines and geography enables us to respond to a broad range of market conditions Long-term strategy emphasizes direct insurance and casualty lines Diversified Portfolio Reinsurance Casualty Healthcare Professional Liability General Casualty Energy General Property Reinsurance Property East 0.317 0.038 0.159 0.154 0.057 0.199 0.078 9/07 YTD GPW = $1.2B Casualty / Property - 66% / 34% Direct / Reinsurance - 61% / 39% Gross Premiums Written by Segment and Office ($MM) Business Type Splits

Professional Liability General Casualty Healthcare East 0.456 0.441 0.103 Allied World Net Combined Ratio 2004 752 0.841 2005 633 0.875 2006 622.3 0.777 Sep-06 YTD 475.1 0.795 Sep-07 YTD 435.49 0.789 Specialty Casualty Operation 9/07 YTD GPW Breakdown GPW ($MM) STRENGTHS AND STRATEGY Emphasis on specialty excess lines Leading player in middle excess layers Ground-up underwriting approach is a key strength Results in preferred market position Diversified risk portfolio General casualty - covers complex risks in variety of industries and territories Professional liability - covers D&O, employment practices, fiduciary and E&O Healthcare - covers hospitals, long-term care facilities and managed care MARKET OUTLOOK Competition continues to increase and rates continue to decline but remain adequate Terms and conditions are experiencing some pressure

STRENGTHS AND STRATEGY Leading direct writer of primary property insurance in Bermuda Solely commercial accounts Flexible and opportunistic approach Allied World's franchise helps maintain client loyalty Capacity Claims handling Ability to offer other product lines Manage line size and overall exposure Selectively reduced energy accounts General Property Energy East 0.777 0.223 Direct Property Operation 9/07 YTD GPW Breakdown MARKET OUTLOOK Competition continues to increase but we believe margins are still attractive for catastrophe exposed business coming off of very favorable 2006 rates Insured's deductible levels for U.S. catastrophe prone business remains stable but generally under pressure in other areas GPW ($MM) Allied World Net Combined Ratio (ex. Cats) Net Combined Ratio (with Cats) 2004 548 0.816 1.13 2005 413 0.658 1.923 2006 464 0.729 Sep-06 YTD 374.8 0.724 Sep-07 YTD 318.5 0.688 * Excludes $105mm and $287mm cat losses in 2004 and 2005, respectively.

Allied World Upward Premium Adjustments Net Combined Ratio (ex. Cats) Net Combined Ratio (with Cats) 2004 408 0.776 1.008 2005 514 0.846 1.375 2006 573 0.821 Sep-06 YTD 469.4 71 0.833 Sep-07 YTD 491.2 11 0.88 Professional Liability General Casualty Facultative Casualty Property International Other East 0.391 0.23 0.053 0.168 0.142 0.016 Flexible Reinsurance Operation 9/07 YTD GPW Breakdown MARKET OUTLOOK Softening of underlying professional liability and general casualty pricing. We anticipate this may necessitate a shift to providing more XOL covers where market opportunities may be more attractive Despite pricing pressures, the U.S. property market is relatively stable and continues to offer opportunities, particularly for catastrophe business The property market internationally is more challenging, where proportional treaties are less attractive and catastrophe pricing is weakening but may rise following recent losses * Excludes $82mm and $245mm cat losses in 2004 and 2005, respectively. GPW ($MM) STRENGTHS AND STRATEGY Targeted to represent about 1/3rd of portfolio on a gross written basis Focused on E&S and specialty lines Complements insurance book Reduces concentration of risk Provides ability to react quickly to changing market conditions Only dedicated Bermuda casualty facultative operation Building U.S. reinsurance platform to better service existing and potential producers and cedants on U.S. long-tail casualty risks

Name Title / Responsibility Years in Industry Years with Allied World Scott Carmilani President and CEO 21 5 Joan Dillard SVP, Chief Financial Officer 23 4 John Redmond President, Allied World Europe 33 5 Richard Jodoin President, Allied World U.S. 35 5 Daniel Brandon SVP, Reinsurance 25 5 Frank D'Orazio SVP, General Casualty 17 4 David Bell SVP, Professional Lines 11 5 Michael McCrimmon SVP, Property 23 5 Marshall Grossack SVP, Chief Corporate Actuary 23 5 Ralph Rathjen SVP, Chief Risk Officer 27 1 Wesley Dupont SVP, General Counsel 6 4 Experienced Management Team

Agenda Executive Summary Financial Review Appendix

Financial Highlights - September YTD Strong Results Net income - $346.2 million, includes $163.9 million of underwriting income and $222.7 million of net investment income Operating income - $357.9 million, a 20% return on average shareholders equity Diluted Book Value Per Share - Increased 19.8% on annualized basis to $40.50 at 9/07 Combined ratio - 81.2% which benefited by 10 points from net favorable reserve development Cash Flow - $618.8 million from operations Growing Capital and Invested Asset Base Capital base in excess of $3.0 billion as of September 30, 2007 Invested asset base in excess of $6.6 billion, 83% of fixed income portfolio rated AAA Debt / capital of 16.4% and fixed charge coverage of 13.2X Response to Market Conditions Gross premiums written declined by 5.6%, absent reinsurance adjustments of $59.6 million Reflects response to softening market conditions and the non-renewal of business that did not meet our underwriting standards Consistent Performance 7 straight quarters with operating income in excess of $100 million 7 straight quarters with annualized operating return on average equity of 18% or better 20% annualized operating return on average equity for September 2007 YTD

Q1 2006 Q2 2006 Q3 2006 Q4 2006 Q1 2007 Q2 2007 Q3 2007 Property 119.8 166.9 88.2 89.1 101.9 156.5 60.2 Casualty 130.4 200 144.6 147.3 125.2 188.1 122.2 Reinsurance 247.8 151.4 129.8 43.7 211.3 186 93.8 Total 50 50 50 50 50 Loss & LAE Ratio Expense Ratio Operating Income ($MM) Q1 2006 0.667 0.184 104 Q2 2006 0.589 0.193 112 Q3 2006 0.569 0.2 123 Q4 2006 0.539 0.214 134 Q1 2007 0.579 0.218 120 Q2 2007 0.581 0.219 125 Q3 2007 0.611 0.23 112 Strong Underwriting = Consistent Results 76.9% 75.3% 79.7% 80.0% 84.1% 78.2% 85.1%

Capital Management Our capital management strategy is to preserve sufficient capital to support our business plan and future growth while maintaining conservative financial leverage and earnings coverage ratios Over $800 million in capital was raised in July 2006 Capital has increased by $336 million through first nine months of 2007 Debt to Total Capital Ratio 0.00% 25.7% 18.4% 16.4% Fixed Charge Coverage - (9.3)x 14.7x 13.2x $1,946 $2,713 $3,049 $2,105

Efficient Operating Structure 2004 2005 2006 YTD 9/07 All Bermuda Companies Average(1) 0.247 0.238 0.263 0.263 Class of 2001 Average(2) 0.260833333 0.257166667 0.282 0.276 Allied World 0.194 0.187 0.198 0.222 1 All Bermuda Companies Average includes Arch, Endurance, Aspen, Platinum, Montpelier, Axis, ACE, XL Capital, Everest Re, Partner Re, Renaissance Re, IPC, Max Re and Argonaut. 2 Class of 2001 Average includes expense ratios for Arch, Endurance, Aspen, Platinum, Montpelier and Axis. Greater percentage of direct business results in lower acquisition ratio Flat, streamlined management structure 2007 underwriting expense ratio of 22.2% reflects increased compensation expenses and reduced writings

Investment Income Momentum Cumulative operating cash flows Total investments end of period Combined Ratio (ex. Cats) Combined Ratio (with Cats) 2002 0.7 1.6 82 2003 1.8 1.5 101 2004 2.8 1.4 129 113 2005 3.6 1.3 179 192.3 2006 4.4 1.5 240 9/7/2007 5 1.6 265.6 Net Investment Income Net Investment Income / Net Premiums Earned 2002 81.6 0.188 2003 101 0.087 2004 129 0.097 2005 179 0.14 2006 244 0.195 Sep-06 YTD 178.4 0.191 Sep-07 YTD 222.7 0.255 Growth in investment income is driven by strong operating cash flows and growth in invested assets Strong Cash Flows = Increased Asset Base Increased Asset Base = Greater Investment Returns Portfolio Yield 4.4% 3.7% 3.5% 3.9% 4.5% 4.3% 4.7% Paid Loss Ratio 1.0% 8.5% 15.3% 33.8% 38.6% 38.4% 35.5% * Includes balances due or receivable on purchase or sale of investments.

Conservative, with diversified fixed-income portfolio: 99% investment grade fixed income securities 80% of total portfolio is rated AAA Only .05% of portfolio ($3 million) is supported by subprime collateral Portfolio Summary as of 9/30/2007 US Treasuries 0.365 Corporate Bonds 0.19 MBS 0.318 Hedge Funds 0.035 Cash 0.04 ABS 0.023 Non-US Sovereign 0.017 High Yield Funds 0.012 U.S. Treasuries 37% Corporate Bonds 19% MBS 32% Hedge Funds 3% Cash 4% ABS 2% Non-U.S. Sovereign 2% High Yield Fund 1% Total: $6.6B* Portfolio Yield: 4.7% Duration: 3.2 Investment Portfolio Mortgage Backed Securities as of 9/30/2007 ($MM) * Includes balances due or receivable on purchase or sale of investments.

Casualty Property Reinsurance Low Estimate 1318 288 700 Carried 1832 375 950 High Estimate 2142 428 1137 Reserves 5% above mid-point of range Net favorable reserve development in each of the last 4 years and through September 2007 Released $35 million of KRW reserves in first nine months of 2007 78.1% of reserves are IBNR 2003 2004 2005 2006 9/1/2007 Property 50.2 18.4 71.8 30.3 2.6 Casualty 0 43.4 22.7 63.4 42.2 Reinsurance 6.6 17.8 17 12.4 3.3 Total 15 15 15 15 15 Net Loss & LAE Reserve Mix at September 30, 2007 3/31/2006 IBNR Casualty 50.8 IBNR Reins 23.4 OSLR Property 7.9 OSLR Reins 6.7 OSLR Casualty 7.3 IBNR Prop 4 OSLR Property 8% IBNR Casualty 51% OSLR Casualty 7% IBNR Reinsurance 23% OSLR Reinsurance 7% IBNR Property 4% 9/30/07 Total: $3.16bn Net Prior Year Reserve Releases - (Non-Cat) ($MM) Range of Net Reserves at September 30, 2007 ($MM) Prudent Reserving Philosophy

Conclusion Allied World expects to generate a mid-to-high teen ROE, assuming normalized catastrophe activity Strong underwriting franchise diversified by product and geography Solid 6 year operating history Seasoned, profitable book of business Proven risk management expertise Excellent capitalization, strong balance sheet and financial flexibility Stable, experienced management team Low cost operating structure Strong financial strength and debt ratings Investment income momentum

Agenda Executive Summary Financial Review Appendix

Segment Results - September YTD 2007 & 2006

Non-GAAP Financial Measures In presenting the company's results, management has included and discussed in this press release certain non-GAAP financial measures within the meaning of Regulation G as promulgated by the U.S. Securities and Exchange Commission. Management believes that these non-GAAP measures, which may be defined differently by other companies, better explain the company's results of operations in a manner that allows for a more complete understanding of the underlying trends in the company's business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. "Operating income" is an internal performance measure used by the company in the management of its operations and represents after-tax operational results excluding, as applicable, net realized investment gains or losses and foreign exchange gains or losses. The company excludes net realized investment gains or losses and net foreign exchange gains or losses from its calculation of operating income because the amount of these gains or losses is heavily influenced by, and fluctuates in part according to, the availability of market opportunities. The company believes these amounts are largely independent of its business and underwriting process and including them distorts the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, the company believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the company's results of operations in a manner similar to how management analyzes the company's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income. The company has included "diluted book value per share" because it takes into account the effect of dilutive securities; therefore, the company believes it is a better measure of calculating shareholder returns than book value per share. "Annualized return on average equity" ("ROAE") is calculated using average equity, excluding the average after tax unrealized gains or losses on investments. Unrealized gains (losses) on investments are primarily the result of interest rate movements and the resultant impact on fixed income securities. Such gains (losses) are not related to management actions or operational performance, nor are they likely to be realized. Therefore, the company believes that excluding these unrealized gains (losses) provides a more consistent and useful measurement of operating performance, which supplements GAAP information. In calculating ROAE, the net income (loss) available to shareholders for the period is multiplied by the number of such periods in a calendar year in order to arrive at annualized net income (loss) available to shareholders. The company presents ROAE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information. "Annualized operating return on average equity" is calculated using (1) operating income (as defined above and annualized in the manner described for net income (loss) available to shareholders under ROAE above), and (2) average equity, excluding the average after tax unrealized gains (losses) on investments. Unrealized gains (losses) are excluded from equity for the reasons outlined in the annualized return on average equity explanation above. See slides 22 - 24 for a reconciliation of non-GAAP measures used in this presentation to their most directly comparable GAAP measures.

Non-GAAP Financial Measures - Reconciliations

Non-GAAP Financial Measures - Reconciliations

Non-GAAP Financial Measures - Reconciliations